SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

__________

Form 11-K/A

(X)   Annual Report pursuant to Section 15(d) of The Securities Exchange Act of 1934.
              For the fiscal year ended December 31, 2002.

                              or

( )   Transition Report pursuant to Section 15(d) of The Securities Exchange Act of 1934.
                             For the transition period from ______________ to ___________.

Commission file number 1-3492

A.   Full title of the plan and the address of the plan, if different from that of the issuer named below:

Halliburton Savings Plan
10200 Bellaire Blvd.
Building 91, Room 2NE18B
Houston, TX 77072

B.   Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Halliburton Company
(a Delaware Corporation)
75-2677995
140l McKinney, Suite 2400
Houston, Texas 77010
Telephone Number – Area Code (713) 759-2600

EXPLANATORY NOTE

We have amended our Form 11-K to include the signature of the Chairperson of the Halliburton Company Benefits Committee.

Required Information

The following financial statements prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974, signatures and exhibit are filed for the Halliburton Savings Plan:

Financial Statements and Schedules

Report of Independent Registered Public Accounting Firm

Statements of Net Assets Available for Plan Benefits as of December 31, 2002 and 2001

Statement of Changes in Net Assets Available for Plan Benefits for the Year ended December 31, 2002

Notes to Financial Statements

Supplemental Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2002

Signatures

Exhibit

Consent of Independent Registered Public Accounting Firm (Exhibit 23)

HALLIBURTON SAVINGS PLAN

Table of Contents

Page

Report of Independent Registered Public Accounting Firm	1

Statements of Net Assets Available for Plan Benefits
December 31, 2002 and 2001	2

Statement of Changes in Net Assets Available for Plan Benefits
Year ended December 31, 2002	3

Notes to Financial Statements	4 – 10

Supplemental Schedule

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2002	11

Report of Independent Registered Public Accounting Firm

To the Halliburton Company
Benefits Committee:

We have audited the accompanying statements of net assets available for plan benefits of the Halliburton Savings Plan (the Plan) as of December 31, 2002 and 2001 and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2002. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2002 and 2001 and the changes in its net assets available for plan benefits for the year ended December 31, 2002, in conformity with U.S. generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2002 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/s/   KPMG LLP

Houston, Texas
June 19, 2003

HALLIBURTON SAVINGS PLAN
Statements of Net Assets Available for Plan Benefits
December 31, 2002 and 2001

	2002	2001

Assets:
Company contributions receivable	$2,259	$-
Plan participants’ contributions receivable	5,272	2,889
Participation in Master Trust, at fair value	2,233,091	2,125,059
Participant loans	48,170	63,652

Net assets available for plan benefits	$2,288,792	$2,191,600

See accompanying notes to financial statements.

2

HALLIBURTON SAVINGS PLAN
Statement of Changes in Net Assets Available for Plan Benefits
Year Ended December 31, 2002

Additions:
Contributions:
Company	$62,379
Plan participants	175,100
Transfers from other plans	27,007
Investment activity:
Allocation of Master Trust net investment activity	(68,639)
Interest on loans to participants	4,244

Total additions	200,091

Deductions:
Benefits paid to participants	(32,284)
Conversions	(4,415)
Transfers	3,943
Administrative expenses	(70,143)

Total deductions	(102,899)

Net increase in net assets available for plan benefits	97,192

Net assets available for plan benefits, beginning of year	2,191,600

Net assets available for plan benefits, end of year	$2,288,792

See accompanying notes to financial statements.

3

HALLIBURTON SAVINGS PLAN
Notes to Financial Statements
December 31, 2002 and 2001

(1)          Description of the Plan

The Halliburton Savings Plan (the Plan) is a defined contribution plan for certain qualified employees of Halliburton Company and certain subsidiaries (the Company). The Plan was established in accordance with Sections 401(a) and 401(k) of the Internal Revenue Code (IRC) and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The following description of the Plan provides only general information. Participants should refer to the plan document or summary plan description for a more complete description of the Plan’s provisions.

               (a)        Eligibility

Certain employees of the Company are eligible for participation in the Plan upon completion of three months of  service.

      (b)         Contributions

Participants may elect to contribute to the tax deferred savings and/or after tax features of the Plan through periodic payroll deductions. These contributions are limited to an aggregate of 25% of the participant’s eligible earnings of up to $200,000; the total amount of participant tax deferred savings contributions is limited to $11,000 for 2002 and $10,500 for 2001. Any contributions in excess of the $11,000 limit are automatically made to the participant’s after-tax account. The Company makes matching contributions to certain groups of participants based on separate formulas set forth in the plan document.

 (c)          Cash Accounts

The Plan maintains cash accounts to facilitate the payment of benefits and receipt of contributions to the Plan.

 (d)         Investment Elections

Contributions and participant account balances may be directed to one of eleven funds or a combination of funds. The assets of the funds are held in the Halliburton Company Employee Benefit Master Trust (the Master Trust, see note 3). The Plan allows participants to make daily transfers of their account balances among the funds. The amount of the transfer may be all or any portion of the participant’s account balance, subject to certain limitations on transfers to the Halliburton Stock Fund (HSF).

4

HALLIBURTON SAVINGS PLAN
Notes to Financial Statements
December 31, 2002 and 2001

      (e)         Participant Loans

A participant may borrow from their vested account balance a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. A participant may not have more than one loan outstanding at any time. Prior to January 1, 2002, a participant could have had up to two loans outstanding at any time. Loans bear interest at the current prime rate, plus 1% as published in the Wall Street Journal. Loans must be repaid within five years (ten years for primary residence loans) through payroll deductions. Loans are collateralized by the participant’s account balance. If a participant fails to comply with the repayment terms of the loan, the Benefits Committee or its designee may deem such defaulted loans as a distribution when the loans are considered uncollectible from the participant.

 (f)          Vesting

Participants’ contributions to their accounts and the earnings thereon are fully vested when made or earned. Participants become fully vested in matching contributions and the earnings thereon upon the completion of five years of service. Participants who terminate before becoming vested forfeit the nonvested portion of their account balance unless they are rehired within five years of termination. Such forfeitures are used to reduce future Company matching contributions. As of December 31, 2002, there were no forfeitures.

    (g)          Distributions

Each participant or their designated beneficiary, may elect to receive a distribution upon retirement, termination, disability, or death. Certain participant balances related to prior plan mergers may be withdrawn at any time. Direct rollovers to an IRA or other qualified plans are permitted. All distributions are made in lump-sum amounts or in periodic installments, at the participant’s election. Distributions from the HSF may be in the form of shares of stock or cash. Each participant may elect to receive an in-service withdrawal of their after-tax contributions.

(h)       Administration

At December 31, 2002 and 2001, State Street Bank and Trust Company (State Street) is the Plan’s trustee, and Hewitt Associates LLC is the recordkeeper.

  (i)         Investment Earnings

Investment earnings on participants’ accounts are allocated proportionately based on their relative account balance in each investment fund. Such earnings are taxable to participants at the time of distribution from the Plan.

  (j)          Plan Termination

The Board of Directors of the Company may amend, modify, or terminate the Plan at any time. No such termination is contemplated, but if it should occur, the accounts of all participants would be immediately fully vested and paid in accordance with the terms of the Plan.

5

HALLIBURTON SAVINGS PLAN
Notes to Financial Statements
December 31, 2002 and 2001

(2)         Significant Accounting Policies

 (a)         Basis of Accounting

           The accompanying financial statements are prepared using the accrual basis of accounting.

    (b)          Investment in Master Trust

Assets of the Plan are combined with the assets of certain other benefit plans of affiliated companies in the Master Trust. The assets of the Master Trust are segregated into eleven funds in which the plans may participate. The combination of the plans’ assets is only for investment purposes, and each plan continues to be operated under its current plan document. All investments of the Master Trust are held by State Street.

The funds within the Master Trust hold bank, insurance, and investment contracts providing a fully benefit-responsive feature. These investments are stated at contract value, which approximates fair value. Where the Master Trust owns the underlying securities of asset-backed investment contracts, the contracts are stated at fair market value of the underlying securities plus an adjustment for the difference between fair market value of the underlying securities and contract value. Contract value represents the principal balance of the investment plus accrued interest at the stated contract rate, less payments received, and contract charges by the insurance company or bank.

Cash equivalents, derivative financial instruments, stock securities, bonds and notes, and all other debt securities are presented at their quoted market value. Realized and unrealized changes in market values are recognized in the period in which the changes occur.

Real estate related investments consist of real estate mortgages and investments in Real Estate Investment Trusts. Real estate mortgages are stated at cost plus accrued interest less payments received which approximates fair value.

All investment transactions are accounted for on the trade-date basis in accordance with accounting principles generally accepted in the United States.

(c)       Allocation of Master Trust Net Investment Activity

The allocation of Master Trust net investment activity represents the Plan’s share of the net investment income or loss on investments held by the Master Trust determined by the Plan’s allocable share of the net assets of the Master Trust. The net investment income or loss is the realized net gain (loss) from investments sold, change in the unrealized net gain (loss) on investments, dividend income, and interest income of the Master Trust.

(d)       Administrative Expenses

Administrative expenses which are related to compliance and operational activities as defined by the Department of Labor may be charged against the Plan assets at the discretion of the plan administrator and in accordance with the terms of the Plan.

  (e)         Payment of Benefits

Benefits are recorded when paid.

6

HALLIBURTON SAVINGS PLAN
Notes to Financial Statements
December 31, 2002 and 2001

 (f)           Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

(3)       Master Trust

The following are the statements of net assets as of December 31, 2002 and 2001 and the statement of changes in net assets of the Master Trust for the year ended December 31, 2002 (dollar amounts in thousands):

Statements of Net Assets	2002	2001

Cash and equivalents	$331,928	$298,416
Receivables	41,394	28,249
Asset-backed investment contracts	(63,425)	(29,495)
U.S. corporate and government bonds and notes	1,812,184	1,890,763
Non-U.S. bonds and notes	164,335	293,638
Non-U.S. stock	280,581	377,376
Halliburton Company stock	151,432	100,757
Insurance investment contracts	12,275	23,698
Pooled equity index funds	237,786	319,214
Other U.S. stock	770,807	1,036,399
Pooled bond funds	165,293	78,451
Pooled stable value funds	163,779	10,339
Real estate related investments	111	4,748
Investments in mutual funds	134,361	140,672
Payables	(230,182)	(315,725)

Net assets of the Master Trust	$3,972,659	$4,257,500

Plan dollar value interest	$2,233	$2,125
Plan percent interest	0.1%	0.1%

7

HALLIBURTON SAVINGS PLAN
Notes to Financial Statements
December 31, 2002 and 2001

Year ended
December 31,
Statement of Changes in Net Assets	2002

Participating plans’ net assets, beginning of year	$4,257,500
Net investment appreciation (depreciation)	(290,828)
Net investment income (loss)	130,347
Receipts from participating plans	1,956,101
Withdrawals by participating plans	(2,080,461)

Participating plans’ net assets, end of year	$3,972,659

Year ended
December 31,
Net Appreciation (Depreciation) by Type	2002

Cash and equivalents	$(287)
U.S. corporate and government bonds and notes	7,857
Non-U.S. bonds and notes	3,493
Non-U.S. stock	(38,523)
Halliburton Company stock	52,008
Real estate related investments	285
Pooled equity index funds	(67,916)
Pooled stable value fund	4,533
Pooled Bond Fund	9,956
Other U.S. stock	(238,468)
Investments in mutual funds	(16,891)
Other investments	(6,875)

Total depreciation	$(290,828)

8

HALLIBURTON SAVINGS PLAN
Notes to Financial Statements
December 31, 2002 and 2001

The Master Trust makes use of several investment strategies involving limited use of derivative investments. The Master Trust’s management, as a matter of policy and with risk management as their primary objective, monitors risk indicators such as duration and counter-party credit risk, both for the derivatives themselves and for the investment portfolios holding the derivatives. Investment managers are allowed to use derivatives for such strategies as portfolio structuring, return enhancement, and hedging against deterioration of investment holdings from market and interest rate changes. Derivatives are also used as a hedge against foreign currency fluctuations. The Master Trust’s management does not allow investment managers for the Master Trust to use leveraging for any investment purchase. Derivative investments are stated at estimated fair market values as determined by quoted market prices. Gains and losses on such investments are included in the statement of changes in net assets of the Master Trust.

(4)   Investments

              Individual investments in excess of 5% of net assets for plan benefits are as follows:

	2002	2001

Participation in Master Trust, at fair value:
S&P 500 Index Fund	$203,197	$235,446
Fixed Investment Fund	350,142	327,640
Balanced Fund	239,525	232,531
Halliburton Company Stock Fund	432,427	300,037
Large Cap Value Equity	707,031	802,694
Large Cap Value Growth	-	63,459

(5)       Divestiture

In April 2000, the Company’s Board of Directors approved plans to sell the businesses within the Dresser Equipment Group (DEG) which specialized in the manufacturing and marketing of equipment used primarily in the energy, petrochemical, power, and transportation industries. The Company sold DEG effective April 10, 2001, retaining a 5% interest. The sale of DEG resulted in the transfer of associated net plan assets from the Plan during 2001 totaling approximately $20.3 million.

(6)       Tax Status

The Plan is subject to ERISA and certain provisions of the Internal Revenue Code (IRC) and is intended to qualify under Section 401(a) of the IRC. The Internal Revenue Service has determined and informed the Company by a letter dated November 2, 2001 that the Plan and related trust are designed in accordance with the applicable sections of the Internal Revenue Code. Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with applicable requirements of the IRC.

9

HALLIBURTON SAVINGS PLAN
Notes to Financial Statements
December 31, 2002 and 2001

(7)        Related-Party Transactions

State Street is the trustee defined by the Plan. The assets of the Plan are held by the Master Trust, of which State Street is also the trustee. Additionally, the Master Trust invests in the Halliburton Stock Fund; therefore, State Street, the Master Trust, the Company, and the participants of the Plan qualify as parties in interest.

(8)         Plan Amendments

              In 2002, the Plan was amended as follows:

  a)     Effective  January 1, 2002, the  Plan was amended and restated  to comply with rules  and regulations contained in the  Economic Growth and Tax Relief Reconciliation Act of 2001 (EGTRRA), which permitted accepting employee catch-up contributions in accordance with IRS limits.

  b)     Effective July 1, 2002, the Halliburton Stock Fund was converted into an Employee Stock Ownership Plan (ESOP). The ESOP  is  designed  to  comply  with  Section  4975(e)(7)  of  the  Internal  Revenue  Code and  Section  407(d)(6) of the Employee Retirement Income Security Act of 1974 (ERISA).

The ESOP has a dividend pass-through election whereby any cash dividends attributable to Halliburton Stock held by the ESOP are to be paid by the Company directly to the Trustee. Any cash dividends received by the Trustee which are attributable to financed stock are to be used by the Trustee to make exempt loan payments until the exempt loan has been repaid in full.

The ESOP has a put option allowing the former participant or designated beneficiary, when the shares of Halliburton Stock are distributed to him, the option to sell the shares of Halliburton Stock to the Company. The put option extends for a period of sixty days following the date the shares of Halliburton Stock are distributed to the former participant or designated beneficiary.

10

HALLIBURTON SAVINGS PLAN
EIN: 75-2677995
Plan #: 145

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2002

(a)	(b)	(c)	(d)
	Identity of issue, borrower,		Current
	lessor, or similar party	Description of investment	value

*	Halliburton Company Employee	Investment in net assets of
	Benefit Master Trust	Halliburton Company
Employee Benefit Master
		Trust	$ 2,233,091

*	Participant loans	Loans issued at interest rates
		between 5.25% and 5.75%	48,170

*    Column (a) indicates each identified person/entity known to be a party in interest.

This supplemental schedule lists assets held for investment purposes at December 31, 2002, as required by the Department of
Labor’s Rules and Regulations for Reporting and Disclosure.

See accompanying report of independent registered public accounting firm.

11

Signatures

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Halliburton Company Benefits Committee of the Halliburton Savings Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date:   June 25, 2004

By:	/s/ Michele Mastrean

Michele Mastrean, Chairperson of the
Halliburton Company Benefits Committee

12